                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                                AMENDMENT NO. 21

                               PIERRE FOODS, INC.
                      (Formerly known as FRESH FOODS, INC.)
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   720830 10 8
                                 (CUSIP Number)

                                 David R. Clark
                              361 Second Street, NW
                                Hickory, NC 28603
                                 (828) 304-2307
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 April 17, 2001
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [ ]

                                  [Page 1 of 19]

---------------------------                         ----------------------------
CUSIP No. 720830 10 8                 13D           Page 2 of 19 Pages
---------------------------                         ----------------------------


------- ------------------------------------------------------------------------
1       NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
        JAMES CLAUDE RICHARDSON, JR.
------- ------------------------------------------------------------------------
------- ------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
        (a)      [ ]
        (b)      [X]

------- ------------------------------------------------------------------------
------- ------------------------------------------------------------------------
3       SEC USE ONLY

------- ------------------------------------------------------------------------
------- ------------------------------------------------------------------------
4       SOURCE OF FUNDS
        N/A
------- ------------------------------------------------------------------------
------- ------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEM 2(d) or 2(e)
        [ ]

------- ------------------------------------------------------------------------
------- ------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        UNITED STATES OF AMERICA
------- ------------------------------------------------------------------------
-------------------------- ----- -----------------------------------------------
    NUMBER OF SHARES       7     SOLE VOTING POWER
  BENEFICIALLY OWNED BY          0
  EACH REPORTING PERSON
          WITH
-------------------------- ----- -----------------------------------------------
-------------------------- ----- -----------------------------------------------
                           8     SHARED VOTING POWER
                                 3,630,212
-------------------------- ----- -----------------------------------------------
-------------------------- ----- -----------------------------------------------
                           9     SOLE DISPOSITIVE POWER
                                 0
-------------------------- ----- -----------------------------------------------
-------------------------- ----- -----------------------------------------------
                           10    SHARED DISPOSITIVE POWER
                                 3,630,212
-------------------------- ----- -----------------------------------------------
------- ------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        3,630,212
------- ------------------------------------------------------------------------
------- ------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN BOX (11) EXCLUDES CERTAIN SHARES
        [ ]

------- ------------------------------------------------------------------------
------- ------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        62.8%
------- ------------------------------------------------------------------------
------- ------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON
        IN
------- ------------------------------------------------------------------------

---------------------------                         ----------------------------
CUSIP No. 720830 10 8                 13D           Page 3 of 19 Pages
---------------------------                         ----------------------------


------- ------------------------------------------------------------------------
1       NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
        DAVID R. CLARK
------- ------------------------------------------------------------------------
------- ------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
        (a)      [ ]
        (b)      [X]

------- ------------------------------------------------------------------------
------- ------------------------------------------------------------------------
3       SEC USE ONLY

------- ------------------------------------------------------------------------
------- ------------------------------------------------------------------------
4       SOURCE OF FUNDS
        N/A
------- ------------------------------------------------------------------------
------- ------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEM 2(d) or 2(e)
        [ ]

------- ------------------------------------------------------------------------
------- ------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        UNITED STATES OF AMERICA
------- ------------------------------------------------------------------------
-------------------------- ----- -----------------------------------------------
    NUMBER OF SHARES       7     SOLE VOTING POWER
  BENEFICIALLY OWNED BY          0
  EACH REPORTING PERSON
          WITH
-------------------------- ----- -----------------------------------------------
-------------------------- ----- -----------------------------------------------
                           8     SHARED VOTING POWER
                                 3,630,212
-------------------------- ----- -----------------------------------------------
-------------------------- ----- -----------------------------------------------
                           9     SOLE DISPOSITIVE POWER
                                 0
-------------------------- ----- -----------------------------------------------
-------------------------- ----- -----------------------------------------------
                           10    SHARED DISPOSITIVE POWER
                                 3,630,212
-------------------------- ----- -----------------------------------------------
------- ------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        3,630,212
------- ------------------------------------------------------------------------
------- ------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN BOX (11) EXCLUDES CERTAIN SHARES
        [ ]

------- ------------------------------------------------------------------------
------- ------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        62.8%
------- ------------------------------------------------------------------------
------- ------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON
        IN
------- ------------------------------------------------------------------------

---------------------------                         ----------------------------
CUSIP No. 720830 10 8                 13D           Page 4 of 19 Pages
---------------------------                         ----------------------------


------- ------------------------------------------------------------------------
1       NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
        JAMES M. TEMPLETON
------- ------------------------------------------------------------------------
------- ------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
        (a)      [ ]
        (b)      [X]

------- ------------------------------------------------------------------------
------- ------------------------------------------------------------------------
3       SEC USE ONLY

------- ------------------------------------------------------------------------
------- ------------------------------------------------------------------------
4       SOURCE OF FUNDS
        N/A
------- ------------------------------------------------------------------------
------- ------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEM 2(d) or 2(e)
        [ ]

------- ------------------------------------------------------------------------
------- ------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        UNITED STATES OF AMERICA
------- ------------------------------------------------------------------------
-------------------------- ----- -----------------------------------------------
    NUMBER OF SHARES       7     SOLE VOTING POWER
  BENEFICIALLY OWNED BY          0
  EACH REPORTING PERSON
          WITH
-------------------------- ----- -----------------------------------------------
-------------------------- ----- -----------------------------------------------
                           8     SHARED VOTING POWER
                                 3,630,212
-------------------------- ----- -----------------------------------------------
-------------------------- ----- -----------------------------------------------
                           9     SOLE DISPOSITIVE POWER
                                 0
-------------------------- ----- -----------------------------------------------
-------------------------- ----- -----------------------------------------------
                           10    SHARED DISPOSITIVE POWER
                                 3,630,212
-------------------------- ----- -----------------------------------------------
------- ------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        3,630,212
------- ------------------------------------------------------------------------
------- ------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN BOX (11) EXCLUDES CERTAIN SHARES
        [ ]

------- ------------------------------------------------------------------------
------- ------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        62.8%
------- ------------------------------------------------------------------------
------- ------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON
        IN
------- ------------------------------------------------------------------------

---------------------------                         ----------------------------
CUSIP No. 720830 10 8                 13D           Page 5 of 19 Pages
---------------------------                         ----------------------------


------- ------------------------------------------------------------------------
1       NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
        GREGORY ALBION EDGELL
------- ------------------------------------------------------------------------
------- ------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
        (a)      [ ]
        (b)      [ ]

------- ------------------------------------------------------------------------
------- ------------------------------------------------------------------------
3       SEC USE ONLY

------- ------------------------------------------------------------------------
------- ------------------------------------------------------------------------
4       SOURCE OF FUNDS
        PF
------- ------------------------------------------------------------------------
------- ------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEM 2(d) or 2(e)
        [ ]

------- ------------------------------------------------------------------------
------- ------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        UNITED STATES OF AMERICA
------- ------------------------------------------------------------------------
-------------------------- ----- -----------------------------------------------
    NUMBER OF SHARES       7     SOLE VOTING POWER
  BENEFICIALLY OWNED BY          2,500
  EACH REPORTING PERSON
          WITH
-------------------------- ----- -----------------------------------------------
-------------------------- ----- -----------------------------------------------
                           8     SHARED VOTING POWER
                                 2,500
-------------------------- ----- -----------------------------------------------
-------------------------- ----- -----------------------------------------------
                           9     SOLE DISPOSITIVE POWER
                                 2,500
-------------------------- ----- -----------------------------------------------
-------------------------- ----- -----------------------------------------------
                           10    SHARED DISPOSITIVE POWER
                                 2,500
-------------------------- ----- -----------------------------------------------
------- ------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        5,000
------- ------------------------------------------------------------------------
------- ------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN BOX (11) EXCLUDES CERTAIN SHARES
        [ ]

------- ------------------------------------------------------------------------
------- ------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        0.09%
------- ------------------------------------------------------------------------
------- ------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON
        IN
------- ------------------------------------------------------------------------

---------------------------                         ----------------------------
CUSIP No. 720830 10 8                 13D           Page 6 of 19 Pages
---------------------------                         ----------------------------


------- ------------------------------------------------------------------------
1       NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
        HERTH MANAGEMENT, INC.  56-1645597
------- ------------------------------------------------------------------------
------- ------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
        (a)      [ ]
        (b)      [ ]

------- ------------------------------------------------------------------------
------- ------------------------------------------------------------------------
3       SEC USE ONLY

------- ------------------------------------------------------------------------
------- ------------------------------------------------------------------------
4       SOURCE OF FUNDS
        N/A
------- ------------------------------------------------------------------------
------- ------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEM 2(d) or 2(e)
        [ ]

------- ------------------------------------------------------------------------
------- ------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        NORTH CAROLINA
------- ------------------------------------------------------------------------
-------------------------- ----- -----------------------------------------------
    NUMBER OF SHARES       7     SOLE VOTING POWER
  BENEFICIALLY OWNED BY          0
  EACH REPORTING PERSON
          WITH
-------------------------- ----- -----------------------------------------------
-------------------------- ----- -----------------------------------------------
                           8     SHARED VOTING POWER
                                 0
-------------------------- ----- -----------------------------------------------
-------------------------- ----- -----------------------------------------------
                           9     SOLE DISPOSITIVE POWER
                                 0
-------------------------- ----- -----------------------------------------------
-------------------------- ----- -----------------------------------------------
                           10    SHARED DISPOSITIVE POWER
                                 0
-------------------------- ----- -----------------------------------------------
------- ------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        0
------- ------------------------------------------------------------------------
------- ------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN BOX (11) EXCLUDES CERTAIN SHARES
        [ ]

------- ------------------------------------------------------------------------
------- ------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        0%
------- ------------------------------------------------------------------------
------- ------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON
        CO
------- ------------------------------------------------------------------------

---------------------------                         ----------------------------
CUSIP No. 720830 10 8                 13D           Page 7 of 19 Pages
---------------------------                         ----------------------------


------- ------------------------------------------------------------------------
1       NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
        COLUMBIA HILL, LLC  56-2016827
------- ------------------------------------------------------------------------
------- ------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
        (a)      [ ]
        (b)      [ ]

------- ------------------------------------------------------------------------
------- ------------------------------------------------------------------------
3       SEC USE ONLY

------- ------------------------------------------------------------------------
------- ------------------------------------------------------------------------
4       SOURCE OF FUNDS
        N/A
------- ------------------------------------------------------------------------
------- ------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEM 2(d) or 2(e)
        [ ]

------- ------------------------------------------------------------------------
------- ------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        NORTH CAROLINA
------- ------------------------------------------------------------------------
-------------------------- ----- -----------------------------------------------
    NUMBER OF SHARES       7     SOLE VOTING POWER
  BENEFICIALLY OWNED BY          0
  EACH REPORTING PERSON
          WITH
-------------------------- ----- -----------------------------------------------
-------------------------- ----- -----------------------------------------------
                           8     SHARED VOTING POWER
                                 0
-------------------------- ----- -----------------------------------------------
-------------------------- ----- -----------------------------------------------
                           9     SOLE DISPOSITIVE POWER
                                 0
-------------------------- ----- -----------------------------------------------
-------------------------- ----- -----------------------------------------------
                           10    SHARED DISPOSITIVE POWER
                                 0
-------------------------- ----- -----------------------------------------------
------- ------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        0
------- ------------------------------------------------------------------------
------- ------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN BOX (11) EXCLUDES CERTAIN SHARES
        [ ]

------- ------------------------------------------------------------------------
------- ------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        0%
------- ------------------------------------------------------------------------
------- ------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON
        OO
------- ------------------------------------------------------------------------

---------------------------                         ----------------------------
CUSIP No. 720830 10 8                 13D           Page 8 of 19 Pages
---------------------------                         ----------------------------


------- ------------------------------------------------------------------------
1       NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
        LARRY D. HEFNER
------- ------------------------------------------------------------------------
------- ------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
        (a)      [ ]
        (b)      [ ]

------- ------------------------------------------------------------------------
------- ------------------------------------------------------------------------
3       SEC USE ONLY

------- ------------------------------------------------------------------------
------- ------------------------------------------------------------------------
4       SOURCE OF FUNDS
        N/A
------- ------------------------------------------------------------------------
------- ------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEM 2(d) or 2(e)
        [ ]

------- ------------------------------------------------------------------------
------- ------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        UNITED STATES OF AMERICA
------- ------------------------------------------------------------------------
-------------------------- ----- -----------------------------------------------
    NUMBER OF SHARES       7     SOLE VOTING POWER
  BENEFICIALLY OWNED BY          0
  EACH REPORTING PERSON
          WITH
-------------------------- ----- -----------------------------------------------
-------------------------- ----- -----------------------------------------------
                           8     SHARED VOTING POWER
                                 0
-------------------------- ----- -----------------------------------------------
-------------------------- ----- -----------------------------------------------
                           9     SOLE DISPOSITIVE POWER
                                 0
-------------------------- ----- -----------------------------------------------
-------------------------- ----- -----------------------------------------------
                           10    SHARED DISPOSITIVE POWER
                                 0
-------------------------- ----- -----------------------------------------------
------- ------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        0
------- ------------------------------------------------------------------------
------- ------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN BOX (11) EXCLUDES CERTAIN SHARES
        [ ]

------- ------------------------------------------------------------------------
------- ------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        0%
------- ------------------------------------------------------------------------
------- ------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON
        IN
------- ------------------------------------------------------------------------

                                                              Page 9 of 19 Pages

ITEM 1.  SECURITY AND ISSUER

Item 1 is amended and restated in its entirety as set forth below:

         Pursuant to Rule 13d-2(a) of the Securities and Exchange Commission (the "SEC") under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby amend their Schedule 13D most recently amended March 20, 2000, relating to the common stock, no par value(the "Common Stock" or "Pierre Common Stock"), of Pierre Foods, Inc., formerly known as Fresh Foods, Inc. and WSMP, Inc. ("Pierre" or the "Company"), and whose principal executive offices are located at 9990 Princeton Road, Cincinnati, Ohio 45246.

ITEM 2.  IDENTITY AND BACKGROUND

ITEM 2 is not amended.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The purpose of this amendment is to disclose certain transactions in Pierre Common Stock by Messrs. Richardson, Clark and Templeton (the "Continuing Reporting Persons") and a corporation formed by them, PF Management, Inc. ("PFMI"), as a result of which all of the shares of Pierre Common Stock previously beneficially owned by the Reporting Persons (except for a total of 5,000 shares held by Gregory A. Edgell and his wife in their individual retirement accounts) were acquired by PFMI. As of the date of this Amendment, none of the Reporting Persons beneficially owns Pierre Common Stock, except for
(i) the Continuing Reporting Persons, who by virtue of their status as directors of PFMI share (among each other and with PFMI) beneficial ownership of the Pierre Common Stock held by PFMI and (ii) Mr. Edgell, who continues to beneficially own the shares of Pierre Common Stock held in his and his wife's individual retirement accounts.

         Information required to be disclosed by PFMI in accordance with
Schedule 13D of the SEC is set forth in a separate Schedule 13D filed by PFMI contemporaneously with this Amendment.

         The Continuing Reporting Persons formed PFMI for the purpose of negotiating and entering into a transaction with Pierre that would result in PFMI's acquiring all the outstanding shares of Pierre Common Stock not then owned by PFMI (the "Transaction"). Following negotiations between PFMI and a special committee of the board of directors of Pierre, PFMI and Pierre, effective April 26, 2001, entered into an Agreement and Plan of Share Exchange (the "Agreement"), which provides that, subject to the conditions set forth in the Agreement, each person other than PFMI who holds shares of Pierre Common Stock at the effective date of the Transaction will receive $1.21 in cash per share for his or her Pierre Common Stock. Upon consummation of the Transaction, Pierre would become a wholly-owned subsidiary of PFMI.

       Effective April 17, 2001, in order to consolidate and reorganize the ownership of Pierre Common Stock by the Continuing Reporting Persons and their associates, and in contemplation of PFMI's entering into the Agreement, the Continuing Reporting Persons caused PFMI, Columbia Hill, LLC ("Columbia Hill") and HERTH Management, Inc. ("HERTH") to effect various transactions involving such entities' respective equity interests in Pierre Common Stock (the "Reorganization"). These transactions involved membership interests in Columbia Hill owned by its members (Messrs. Richardson and Clark and Larry D. Hefner), common stock of HERTH owned by its shareholders (Columbia Hill, Messrs. Richardson and Templeton, and Gregory A. Edgell), shares of Pierre Common Stock owned by the Continuing Reporting Persons, Columbia Hill, HERTH and Mr. Edgell, and the issuance of new shares of common stock of PFMI ("PFMI Stock"). The transactions involving Pierre Common Stock are described under Item 5 of this Schedule.

         As a result of these transactions, PFMI acquired all of the shares of Pierre Common Stock formerly owned by Columbia Hill, HERTH and Messrs. Richardson, Clark, Templeton, Edgell and Hefner (except for a total of 5,000 shares held by Mr. Edgell and his wife in their individual retirement accounts), and the Continuing Reporting Persons were issued all of the shares of PFMI Stock. PFMI currently owns 3,630,212

                                                             Page 10 of 19 Pages

shares of Pierre Common Stock, representing 62.8% of the outstanding shares of Pierre Common Stock. The outstanding shares of PFMI Stock are held as follows:

                           Name             No. of Shares       Percentage
                           ----             -------------       ----------
                           Richardson          52,875             52.9%
                           Clark               35,250             35.3
                           Templeton           11,875             11.8
                                              -------             ----
                                              100,000            100.0%

         In connection with such consolidation and reorganization, PFMI assumed indebtedness of Mr. Richardson, Columbia Hill and HERTH, and each of the Continuing Reporting Persons, in their capacity as a shareholder of PFMI, guaranteed such indebtedness, as follows:

          (a) Assumption and refinance of a note dated July 21, 1997 made by Columbia Hill to Richard F. Howard in the original amount of $450,000 and having a current balance of $350,000 (the "Howard Refinance Note"). PFMI issued to Mr. Howard an unsecured note of the corporation in the principal amount of $350,000. The note has a term of four years, bears interest at the rate of 9% per annum and is payable in annual principal payments of $100,000, plus accrued interest, beginning on the first anniversary of the note. The note is guaranteed by the shareholders of PFMI.

         (b) Assumption of a note dated February 28, 1997 made by Columbia Hill to Pierre in the original amount of $705,493 plus accrued interest from the date of issuance (the "Pierre Note"). The note bears interest at the rate of 8.25% per annum and is payable on demand and is guaranteed by the shareholders of PFMI.

         (c) Assumption and refinance of a note dated February 19, 1999 made by Columbia Hill to First Century Bank, N. A. in the original amount of $330,000 and a note dated February 19, 1999 made by HERTH to First Century Bank, N. A. in the original amount of $4,925,000 (the "First Century Refinance Note"). PFMI issued to First Century Bank, N. A. a secured note of the corporation in the principal amount of $5,255,000. The note has a term of five years, bears interest at prime plus .75% per annum, with interest payable quarterly commencing July 1, 2001 and principal payable annually in installments of $1,051,000 commencing July 1, 2002 until maturity. The note is secured by (i) the pledge of 973,329 shares of Pierre Common Stock, (ii) assignments of life insurance policies of $5,000,000 each on the lives of Messrs. Richardson and Clark, and (iii) guarantees of PFMI's shareholders.

         (d) Assumption and refinance of a note dated February 9, 2000 made by HERTH to Carolina First Bank in the original amount of $1,900,000 (the "Carolina First Refinance Note"). PFMI issued a note of the corporation in the principal amount of $1,900,000. The note has a term of five years, bears interest at prime plus .5% per annum, with interest payable quarterly commencing July 17, 2001 and principal payable annually in installments of $380,000 commencing July 17, 2002. The note is secured by (i) the pledge of 478,454 shares of Pierre Common Stock,
(ii) an assignment of a life insurance policy of $1,900,000 on the life of Mr. Richardson and (iii) the guarantees of PFMI's shareholders.

         (e) Assumption and refinance of a note dated November 11, 1999 made by HERTH to Peoples Bank in the original principal amount of $1,602,432 and having a current balance of $1,500,000 (the "Peoples Bank Refinance Note"). PFMI issued a note of the corporation to Peoples Bank in the principal amount of $1,500,000. The note has a term of five years, bears interest at prime plus 1% per annum, with interest payable quarterly commencing July 15, 2001 and principal payable annually in installments of $300,000 commencing July 15, 2002. The note is secured by (i) the pledge of 311,729 shares of Pierre Common Stock, (ii) an assignment of a life insurance policy of $1,600,000 on the life of Mr. Richardson and (iii) the guarantees of PFMI's shareholders and the limited guarantees (up to $500,000 each) by Cecil R. Hash and Richard F. Howard. PFMI hypothecated to Peoples Bank without recourse 100,000 shares of Pierre Common Stock to secure an obligation of S&D Land Co., LLC and 8,799 shares of Pierre Common Stock to secure obligations of Mr. Richardson and his wife.

         (f) Assumption and refinance of a note dated February 19, 1999 made by HERTH to Bank of Granite in the original principal amount of $500,000 (the "Bank of Granite Refinance Note"). PFMI issued an unsecured note of the corporation to Bank

                                                             Page 11 of 19 Pages

of Granite in the principal amount of $500,000. The note has a term of five years, bears interest at prime plus 1% per annum, with interest payable quarterly commencing July 15, 2001 and principal payable annually in installments of $100,000 commencing July 15, 2002. The note is guaranteed by the shareholders of PFMI.

         (g) Assumption of a note dated January 12, 2000 made by HERTH to First Union National Bank in the original principal amount of $750,000 and having a current balance of $750,000 (the "First Union Note"). The note matures January 31, 2002 and bears interest at the rate of libor plus 2.75%, with interest payable quarterly and all principal, plus accrued interest, due at maturity. The note is guaranteed by the shareholders of PFMI.

         (h) Assumption of a note dated January 31, 2000 made by Mr. Richardson to Charles F. Connor, Jr. in the original principal amount of $3,598,910.06 (the "Connor Note"). The note matures January 31, 2003 and bears interest at the rate of 8% per annum, with interest payable on each anniversary of the note and principal payable at maturity. The note is secured by (i) the pledge of 422,011 shares of Pierre Common Stock and (ii) an assignment of a life insurance policy of $4,500,000 on the life of Mr. Richardson.

         (i) Assumption of note dated January 31, 2000 made by Mr. Richardson to
L. Dent Miller in the original principal amount of $1,149,947.00 (the "Miller Note"). The note matures January 31, 2003 and bears interest at the rate of 9% per annum, with interest payable on each anniversary of the note and principal payable at maturity. The note is secured by (i) the pledge of 321,421 shares of Pierre Common Stock and (ii) an assignment of a life insurance policy of $4,500,000 on the life of Mr. Richardson.

         (j) Assumption of a note dated January 31, 2000 made by Mr. Richardson to Ulysses Grisette in the original principal amount of $60,432 (the "Grisette Note"). The note matures January 31, 2003 and bears interest at the rate of 8% per annum, with interest payable on each anniversary of the note and principal payable at maturity. The note is secured by the pledge of 7,554 shares of Pierre Common Stock.

         (k) Assumption of a note dated January 31, 2000 made by Mr. Richardson to C. Kenneth Wilcox having a current balance of $115,576 (the "Wilcox Note"). The note matures January 31, 2003 and bears interest at the rate of 8% per annum, with interest payable on each anniversary of the note and principal payable at maturity. The note is secured by the pledge of 21,671 shares of Pierre Common Stock.

         (l) Assumption of a note dated January 31, 2000 made by Mr. Richardson to Gary Abernethy in the original principal amount of $126,136 (the "Abernethy Note"). The note matures January 31, 2003 and bears interest at the rate of 8% per annum, with interest payable on each anniversary of the note and principal payable at maturity. The note is secured by the pledge of 15,000 shares of Pierre Common Stock.

         (m) Assumption of a note dated February 28, 2000 made by Mr. Richardson to John H. Elmore, Jr. in the original principal amount of $42,924 (the "Elmore Note"). The note matures January 31, 2002 and bears interest at the rate of 8% per annum, with all principal and accrued interest due and payable at maturity. The note is secured by the pledge of 5,365 shares of Pierre Common Stock.

         PFMI is negotiating with prospective lenders to obtain loans to finance the acquisition of the shares of Pierre Common Stock owned by the public shareholders of Pierre pursuant to the terms of the Agreement. PFMI has authorized its officers to negotiate and secure loans from such sources as they may determine and upon such terms as they deem appropriate, subject to the following:

         o The aggregate principal amount of the loans shall not exceed $3,000,000.

         o The loans shall be evidenced by promissory notes having a face amount of not less than $250,000 each.

                                                             Page 12 of 19 Pages

         o Each note shall have a term of five years (subject to the right of the noteholder to require PFMI to prepay the note on March 31, 2004), and it shall bear regular interest at a rate of not more than 15% per annum.

         o Regular interest shall be payable no more frequently than quarterly, and principal shall be paid at maturity.

         o Each note shall provide for special interest payments (in addition to regular interest payments) equal to 10% of the face amount of the note as of the 18th month, 36th month and 60th month of the term of the note, if any principal is then outstanding.

         o        Each note shall provide that it may be prepaid at any time.

         o        The notes shall be guaranteed by PFMI's shareholders.

The Agreement provides that Messrs. Richardson and Clark are personally obligated to use their assets and access to financing to enable PFMI to finance the purchase of the shares of Pierre Common Stock pursuant to the Agreement.

ITEM 4.  PURPOSE OF THE TRANSACTION

         The following sets forth certain actions the Continuing Reporting Persons would cause PFMI and Pierre to take following consummation of the Transaction.

         PFMI intends to acquire all of the outstanding shares of Pierre Common Stock, as disclosed under Item 3 above. PFMI intends that Pierre will continue to operate its business as a wholly-owned subsidiary of PFMI.

         If the Transaction is completed, PFMI would cause Pierre to terminate the registration of Pierre Common Stock under Section 12(g) of the Act and to delist Pierre Common Stock from the Nasdaq SmallCap Market.

         In accordance with the indenture governing the $115 million principal amount of Pierre's 10 3/4% Senior Notes Due 2006 (the "Senior Notes"), PFMI would cause Pierre to register the Senior Notes with the SEC under Section 12(g)of the Act, so that Pierre could continue to file reports with the SEC under Section 13 of the Act as required by the indenture.

         PFMI expects that Mr. Templeton will join the Pierre board of directors after consummation of the Transaction but that the overall size of the board will be reduced. Other than the addition of Mr. Templeton, however, PFMI has not determined what specific changes it will make in the Pierre board after consummation of the Transaction.

         Since PFMI will be privately held after the Transaction, PFMI has not considered any changes in Pierre's bylaws or articles of incorporation that would impede the acquisition of control of Pierre.

         PFMI does not currently intend to cause Pierre to effect a sale or transfer of a material amount of Pierre's assets or enter into a merger, reorganization, liquidation or any other extraordinary corporate transaction following the completion of the Transaction.

         Except as described above, PFMI presently has no plans or proposals that relate to or could result in any of the actions referred to in paragraphs
(a) through (j) of Item 4 of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

       (a)-(b) See the cover page of this Schedule 13D for the information called for by these items regarding beneficial ownership of Pierre Common Stock by the Continuing Reporting Persons. As a result of their positions as directors of PFMI, the Continuing Reporting Persons may be deemed to share among themselves and with

                                                             Page 13 of 19 Pages

PFMI beneficial ownership over the 3,630,212 shares of Pierre Common Stock owned of record and beneficially by PFMI. The Continuing Reporting Persons disclaim membership in a group. Mr. Edgell continues to have sole voting and dispositive power over the 2,500 shares of Pierre Common Stock held in his individual retirement account and to share voting and dispositive power over the 2,500 shares of Pierre Common Stock held in his wife's individual retirement account.

         (c) The Reporting Persons effected the following transactions in Pierre Common Stock in the 60 days prior to the filing of this Schedule:

         In the Reorganization, PFMI acquired shares of Pierre Common Stock in exchange for the issuance of shares of PFMI Stock, as described below, and in further consideration of PFMI's assumption of indebtedness as described above under Item 3 of this Schedule:


--------------------------------------------------------------------------------
                               NO. OF SHARES OF PIERRE    NO. OF SHARES OF PFMI
         CONTRIBUTING PARTY    COMMON STOCK CONTRIBUTED      STOCK ISSUED (1)
         ------------------    ------------------------      ------------

--------------------------------------------------------------------------------
Columbia Hill                           46,799                     (2)

--------------------------------------------------------------------------------
HERTH                                 1,227,234                    (3)

--------------------------------------------------------------------------------
Richardson                            1,759,244                 52,875(2)

--------------------------------------------------------------------------------
Clark                                   4,008                   35,250(2)

--------------------------------------------------------------------------------
Templeton                                0(3)                   11,875(3)

--------------------------------------------------------------------------------

--------------------
(1) See Item 3 for a description of indebtedness assumed by PFMI in connection with the issuance of shares of PFMI Stock.

(2) Prior to the Reorganization, Columbia Hill redeemed for $100 the limited liability company interest held by Larry D. Hefner, leaving Messrs. Richardson and Clark as Columbia Hill's only members. In addition, HERTH, which owned 1,227,234 shares of Pierre Common Stock (representing 21.2% of the outstanding shares of Pierre Common Stock), redeemed for $100 the HERTH stock owned by Columbia Hill, its principal shareholder. As a result of this redemption, Columbia Hill's only asset consisted of 46,799 shares of Pierre Common Stock that it owned directly. In the Reorganization, Columbia Hill contributed such 46,799 shares of Pierre Common Stock to PFMI in exchange for 59,059 shares of PFMI Stock. Columbia Hill effected a liquidation following the Reorganization, and the 59,059 shares of PFMI Stock issuable to Columbia Hill in respect of the 46,799 shares of Pierre Common Stock contributed by Columbia Hill to PFMI were issued directly to Mr. Clark (31,242 shares) and Mr Richardson (27,817 shares). Such shares are included in the totals for Messrs. Clark and Richardson in the table above.

(3) In connection with the Reorganization, HERTH contributed its 1,227,234 shares of Pierre Common Stock to PFMI and received in exchange 11,875 shares of PFMI Stock. Thereafter, HERTH redeemed Mr. Templeton's HERTH stock in exchange for the 11,875 shares of PFMI Stock received by HERTH as described above. Mr. Richardson and Gregory A. Edgell, the only other shareholders of HERTH following the redemption by HERTH of Columbia Hill's and Mr. Templeton's HERTH stock as described above, consented to the issuance to Mr. Templeton of all of the shares of PFMI Stock.

         Effective April 17, 2001 and at the request of Mr. Richardson, PFMI effected several purchases of Pierre Common Stock from certain of the Reporting Persons and others in addition to those described above. The consideration paid by PFMI in each transaction consisted of a separately negotiated unsecured promissory note of PFMI guaranteed by the shareholders of PFMI, except for one transaction in which PFMI paid cash. The cash transaction was financed with a bank loan. The purchase price

                                                             Page 14 of 19 Pages

paid by PFMI in each case represented a substantial premium over the price to be paid to the public shareholders in the Transaction. Mr. Richardson caused PFMI to effect these purchases in consideration of the long time allegiance, association and relationship of the selling shareholder to Mr. Richardson, and, in the opinion of Mr. Richardson and PFMI, such purchase prices (as evidenced by the face amount of the notes or the amount of cash paid, as the case may be) substantially exceed the fair value of the shares of Pierre Common Stock acquired by PFMI. Messrs. Clark and Templeton consented to the purchases. In addition, PFMI informed the special committee of the board of Pierre and its counsel of such purchases prior to the date the special committee approved the Agreement. These transactions are described below. Except as otherwise stated, each promissory note has a maturity of five years, bears interest at a rate of 8% per annum, and calls for interest to be paid quarterly and principal to be paid at maturity. Each note is unsecured, except that the shareholders of PFMI have guaranteed each note.

         (i) PFMI purchased 288,462 shares of Pierre Common Stock from Cecil R. Hash for a purchase price of $7.50 per share represented by a note in the principal amount of $2,163,465 and bearing interest at 9% per annum (the "PFMI/Hash Note").

         (ii) PFMI purchased 9,766 shares of Pierre Common Stock from Donna Helderman for a purchase price of $7.50 per share represented by a note in the principal amount of $73,245 (the "PFMI/Helderman Note").

         (iii) PFMI purchased 24,396 shares of Pierre Common Stock from Doug and Donna Howard for a purchase price of $7.50 per share represented by a note in the principal amount of $182,970 (the PFMI/Doug & Donna Howard Note").

         (iv) PFMI purchased 11,888 shares of Pierre Common Stock from Eathel Howard for a purchase price of $7.50 per share represented by a note in the principal amount of $89,160 (the "PFMI/Eathel Howard Note").

         (v) PFMI purchased 3,685 shares of Pierre Common Stock from Bobby M. Lutz for a purchase price of $7.50 per share represented by a note in the principal amount of $27,638 (the "PFMI/Bobby Lutz Note").

         (vi) PFMI purchased 11,573 shares of Pierre Common Stock from Bob J. Lutz for a purchase price of $7.50 per share represented by a note in the principal amount of $86,798 (the "PFMI/Bob Lutz Note").

         (vii) PFMI purchased 3,000 shares of Pierre Common Stock from Barry Potts for a purchase price of $7.50 per share represented by a note in the principal amount of $22,500 (the PFMI/Potts Note").

         (viii) PFMI purchased 12,569 shares of Pierre Common Stock from Richard
F. Howard for a purchase price of $7.50 per share represented by a note in the principal amount of $94,268 (the "PFMI/Richard Howard Note").

         (ix) PFMI purchased 64,280 shares of Pierre Common Stock from Mr. Templeton for a purchase price of $2.09 per share represented by a note in the principal amount of $134,125, bearing interest at 10% per annum and payable in 20 equal quarterly principal installments of $6,706.25, plus accrued interest (the "PFMI/Templeton Note").

         (x) PFMI purchased 106,100 shares of Pierre Common Stock from S&D Land Co., LLC for a purchase price of $5.68 per share represented by a note in the principal amount of $602,500, bearing interest at 10% per annum and payable in 20 equal quarterly principal installments of $30,125, plus accrued interest (the "PFMI/S&D Note"). In connection with such purchase, PFMI hypothecated 100,000 of the 106,100 shares without recourse to Peoples Bank to secure an outstanding obligation of S&D Land Co., LLC.

         (xi) PFMI purchased 30,000 shares of Pierre Common Stock from Larry D. Hefner for a purchase price of $8.00 per share represented by a note in the principal amount of $240,000 and bearing interest at 9% per annum (the "PFMI/Hefner Note").

                                                             Page 15 of 19 Pages

         (xii) PFMI purchased 27,208 shares of Pierre Common Stock from Harry M. Leist for a cash purchase price of $217,664 or $8.00 per share. The purchase price was paid out of the proceeds of a loan obtained by PFMI from Branch Banking & Trust Company. The bank loan bears interest at the prime rate and is payable in quarterly installments of principal and interest of $13,350 beginning July 6, 2001 (the "PFMI/BB&T Note").

         On April 17, 2001, Mr. Richardson acquired a total of 57,385 shares of Pierre Common Stock from trusts established for the benefit of certain family members for a purchase price of $516,465 represented by a note that has a maturity of five years, bears interest at a rate of 8% per annum and calls for principal and interest to be paid at maturity.

          On April 17, 2001, Mr. Richardson acquired 363,414 shares of Pierre Common Stock from Gregory A. Edgell for a purchase price of $5,745,677 represented by (i) cash in the amount of $77,066, (ii) a promissory note in the principal amount of $3,941,262 that matures on July 1, 2006, bears interest at a rate of 4.94% per annum and calls for principal and interest to be paid at maturity (the "First Edgell Note") and (iii) a promissory note in the principal amount of $1,727,349 that matures on July 1, 2004, bears interest at 8% per annum and calls for interest to be paid quarterly and principal to be paid at maturity (the "Second Edgell Note").

         On March 1, 2001, Mr. Templeton acquired 20,837 shares of Pierre Common Stock from Catawba Valley Real Estate for a purchase price of $72,993 or $3.50 per share.

         Except as described above, none of the Reporting Persons effected any transaction in Pierre Common Stock during the 60 day period preceding the filing of this Schedule.

         (d) The pledge agreements securing the following notes that are described under Item 3 provide that stock dividends payable with respect to the shares that are the subject of the pledge agreements shall constitute additional collateral to secure the related indebtedness. In addition, certain of the pledge agreements provide that cash dividends shall be paid over to the pledgee or the escrow agent and shall constitute additional collateral or in certain instances may be used to reduce the related indebtedness, as follows:

         o The pledge agreement securing the First Century Refinance Note, relating to 973,329 shares (applicable to any cash dividends while the note is in default)

         o The pledge agreement securing the Carolina First Refinance Note, relating to 478,454 shares (applicable to all "products" of the pledged shares, which Carolina First may contend includes cash dividends)

         o The pledge agreement securing the Connor Note, relating to 422,011 shares (applicable to extraordinary cash dividends, cash dividends during any 12-month period in excess of 6% of the value of the pledged shares, and any cash dividends paid while the note is in default)

         o The pledge agreements securing the Miller Note (321,421 shares), the Grisette Note (7,554 shares), the Wilcox Note (21,671 shares), the Abernethy Note (15,000 shares) and the Elmore Note (5,365 shares) (applicable to all cash dividends)

         (e) Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Messrs. Richardson, Clark and Templeton have entered into a shareholders' agreement dated as of April 17, 2001, which contains buy-sell and other provisions customarily included in an agreement among shareholders of a closely held

                                                             Page 16 of 19 Pages

corporation. The shareholders' agreement is attached as Exhibit 33.1 to this Schedule and is incorporated herein by reference.

         Except as described above in response to Items 3, 4 and 5 of this Schedule, which responses are incorporated herein by reference, there are no other contracts, arrangements, understandings or relationships among PFMI and Messrs. Richardson, Clark and Templeton, or between any of them and any other person, with respect to Pierre Common Stock or the Senior Notes of Pierre, including transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

The following agreements and instruments are incorporated herein by reference to agreements and instruments that are filed as exhibits to PFMI's Schedule 13D, which PFMI is filing with the SEC contemporaneously with the filing of this Amendment.

1.1      The Agreement and Plan of Share Exchange

2.1 Subscription Agreement dated as of April 17, 2001 between PFMI and James C. Richardson, Jr.

3.1 Subscription Agreement dated as of April 17, 2001 between PFMI and David R. Clark

4.1 Subscription Agreement dated as of April 17, 2001 between PFMI and Columbia Hill, LLC

5.1 Subscription Agreement dated as of April 17, 2001 between PFMI and HERTH Management, Inc.

6.1 The Howard Refinance Note, including guaranties of the shareholders of PFMI

7.1      The Pierre Note

7.2      Guaranty of the Pierre Note by James C. Richardson, Jr.

7.3      Guaranty of the Pierre Note by David R. Clark

7.4      Guaranty of the Pierre Note by James M. Templeton

8.1      The First Century Refinance Note

8.2      Stock Pledge and Security Agreement securing the First Century
         Refinance Note

8.3      Guaranty of the First Century Refinance Note by James C. Richardson,
         Jr.

8.4      Guaranty of the First Century Refinance Note by David R. Clark

8.5      Guaranty of the First Century Refinance Note by James M. Templeton

9.1      The Carolina First Refinance Note

9.2      Pledge Agreement securing the Carolina First Refinance Note

9.3      Guaranty of the Carolina First Refinance Note by James C. Richardson,
         Jr.

9.4      Guaranty of the Carolina First Refinance Note by David R. Clark

9.5      Guaranty of the Carolina First Refinance Note by James M. Templeton

10.1     The Peoples Bank Refinance Note and Security Agreement

10.2     Guaranty of the Peoples Bank Refinance Note by James C. Richardson, Jr.

10.3     Guaranty of the Peoples Bank Refinance Note by David R. Clark

10.4     Guaranty of the Peoples Bank Refinance Note by James M. Templeton

                                                             Page 17 of 19 Pages

10.5     Guaranty of the Peoples Bank Refinance Note by Cecil R. Hash

10.6     Guaranty of the Peoples Bank Refinance Note by Richard F. Howard

11.1     The Bank of Granite Refinance Note

11.2     Guaranty of the Bank of Granite Refinance Note by James C. Richardson,
         Jr.

11.3     Guaranty of the Bank of Granite Refinance Note by David R. Clark

11.4     Guaranty of the Bank of Granite Refinance Note by James M. Templeton

12.1     The First Union Note

12.2     Unconditional Guaranty of the First Union Note by James C. Richardson,
         Jr.

12.3     Unconditional Guaranty of the First Union Note by David R. Clark

12.4     Unconditional Guaranty of the First Union Note by James M. Templeton

13.1     The Connor Note

13.2     Amended and Restated Pledge Agreement securing the Connor Note

14.1     The Miller Note

14.2     Pledge Agreement securing the Miller Note

15.1     The Grisette Note

15.2     Pledge Agreement securing the Grisette Note

16.1     The Wilcox Note

16.2     Pledge Agreement securing the Wilcox Note

17.1     The Abernethy Note

17.2     Pledge Agreement securing the Abernethy Note

18.1     The Elmore Note

18.2     Pledge Agreement securing the Elmore Note

19.1     The PFMI/Hash Note

20.1     The PFMI/Helderman Note

21.1     The PFMI/Doug & Donna Howard Note

22.1     The PFMI/Eathel Howard Note

23.1     The PFMI/Bobby Lutz Note

24.1     The PFMI/Bob Lutz Note

25.1     The PFMI/Potts Note

26.1     The PFMI/Richard Howard Note

27.1     The PFMI/Templeton Note

28.1     The PFMI/S&D Note

29.1     The PFMI/Hefner Note

                                                             Page 18 of 19 Pages

30.1     The PFMI/BB&T Note

30.2     Guaranty of the PFMI/BB&T Note by James C. Richardson, Jr.

30.3     Guaranty of the PFMI/BB&T Note by David R. Clark

30.4     Guaranty of the PFMI/BB&T Note by James M. Templeton

31.1     The First Edgell Note

32.1     The Second Edgell Note

33.1     The Shareholders Agreement dated as of April 17, 2001 among PFMI, James
         C. Richardson, Jr., David R. Clark and James M. Templeton

                                                             Page 19 of 19 Pages

                                   SIGNATURE

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


/s/ James C. Richardson, Jr.
--------------------------------                            April 26, 2001
James C. Richardson, Jr.


/s/ David R. Clark
--------------------------------                            April 26, 2001
David R. Clark


/s/ Gregory A. Edgell
--------------------------------                            April 26, 2001
Gregory A. Edgell


/s/ James M. Templeton
--------------------------------                            April 26, 2001
James M. Templeton


/s/ Larry D. Hefner
--------------------------------                            April 26, 2001
Larry D. Hefner


COLUMBIA HILL, LLC


By:  /s/ David R. Clark                                     April 26, 2001
     ----------------------------------
     David R. Clark, Member



HERTH MANAGEMENT, INC.


By:  /s/ Gregory A. Edgell                                  April 26, 2001
     ----------------------------------
     Gregory A. Edgell, President